September 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Mara L. Ransom

Mail Stop 3561

Re:	ChaSerg Technology Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 19, 2018
CIK No. 0001743725

Dear Ms. Ransom:

ChaSerg Technology Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 27, 2018, regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 filed on July 19, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Management

Advisors, page 98

1.	We note your response to comment 8, and that the advisors are managing members of your sponsor. In an appropriate place in your filing, please disclose any conflicts of interest that may arise from your advisors positions as managing members of your sponsor. In this regard, we note that your risk factors and “Conflicts of Interest” disclosures refer to your officers and directors, but not to your advisors.

In response to the Staff’s comment, we have revised the Registration Statement to include the required disclosure in the “Management” section.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ Lloyd Carney
Name:	Lloyd Carney

cc:	ChaSerg Technology Acquisition Corp.